UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 2, 2013

FLINT INT’L SERVICES, INC.

(Exact Name of Registrant as Specified in Charter)

The British Virgin Islands	333-174224	Applied For
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
7577 Keele Street, Suite B1, Vaughn, Ontario L4K 4X3 Canada
(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: (877) 439-3001

_________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Item 4.01 Changes in Registrant’s Certifying Accountant.

On May 2, 2013, the Board of Directors approved the appointment of The Hall Group, CPAs ("The Hall Group"), registered with the PCAOB as David S. Hall, PC, to serve as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2012.

During the fiscal year ended December 31, 2012 and 2011 and the subsequent interim period through May 2, 2013, the Company had not consulted with The Hall Group regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements, and no written report or oral advice was provided to the Company that was an important factor considered by the Company as to any accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and related instructions) or a "reportable event" (as that term is described in Item 304(a)(1)(v) of Regulation S-K).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 2, 2013

 By: /s/ Russell Hiebert

President and Chief Executive Officer

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